UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Seattle Genetics, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,295,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,295,642
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,295,642
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000
	8	SHARED VOTING POWER 18,295,642
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER 18,295,642
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,355,642
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 7 Pages

This Amendment No. 4 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 101,067,623 shares outstanding, according to information obtained from the Company on June 9, 2010.  Such percentage figures are calculated on the basis that the shares of Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Warrants and Options are not deemed converted or exercised.

		Percent of class
Name	Number of Shares	Outstanding
Baker Bros. Investments, L.P.	266,495	0.3%
Baker Bros. Investments II, L.P.	283,401	0.3%
667, L.P.	4,966,001	4.9%
Baker Brothers Life Sciences, L.P.	12,074,032	11.8%
14159, L.P.	255,252	0.3%
Baker/Tisch Investments, L.P.	450,461	0.4%
Felix J. Baker	60,000	0.0%
Total	18,355,642	18.0%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 7 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Life Sciences, L.P.	4/30/2010	7,201	Purchase	12.5604
14159, L.P.	4/30/2010	199	Purchase	12.5604
Baker Brothers Life Sciences, L.P.	4/30/2010	241,756	Purchase	12.6416
14159, L.P.	4/30/2010	6,673	Purchase	12.6416
Baker Brothers Life Sciences, L.P.	4/30/2010	57,065	Purchase	12.6812
14159, L.P.	4/30/2010	1,575	Purchase	12.6812
Baker Brothers Life Sciences, L.P.	5/3/2010	109,723	Purchase	12.9184
14159, L.P.	5/3/2010	3,029	Purchase	12.9184
Baker Brothers Life Sciences, L.P.	5/3/2010	93,516	Purchase	12.9418
14159, L.P.	5/3/2010	2,581	Purchase	12.9418
Baker Brothers Life Sciences, L.P.	5/3/2010	9,731	Purchase	12.7421
14159, L.P.	5/3/2010	269	Purchase	12.7421
Baker Brothers Life Sciences, L.P.	5/4/2010	96,934	Purchase	12.6762
14159, L.P.	5/4/2010	2,676	Purchase	12.6762
Baker Brothers Life Sciences, L.P.	5/4/2010	48,657	Purchase	12.7314
14159, L.P.	5/4/2010	1,343	Purchase	12.7314
Baker Brothers Life Sciences, L.P.	5/4/2010	203,148	Purchase	12.7169
14159, L.P.	5/4/2010	5,608	Purchase	12.7169
Baker Brothers Life Sciences, L.P.	5/25/2010	5,416	Purchase	11.9502
14159, L.P.	5/25/2010	150	Purchase	11.9502
Baker Brothers Life Sciences, L.P.	6/7/2010	53,523	Purchase	11.9013
14159, L.P.	6/7/2010	1,477	Purchase	11.0913
Baker Brothers Life Sciences, L.P.	6/7/2010	58,977	Purchase	11.8681
14159, L.P.	6/7/2010	1,628	Purchase	11.8681
Baker Brothers Life Sciences, L.P.	6/8/2010	423,315	Purchase	11.9545
14159, L.P.	6/8/2010	11,685	Purchase	11.9545
Baker Brothers Life Sciences, L.P.	6/8/2010	63,254	Purchase	11.9208
14159, L.P.	6/8/2010	1,746	Purchase	11.9208

Page 5 of 7 Pages

Exhibit 4.	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2010

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 6 of 7 Pages

EXHIBIT 4

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Seattle Genetics, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

June 9, 2010

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 7 of 7 Pages